Exhibit 99.1

China Online Education Group Announces Full Year 2021 Results

BEIJING, March 24, 2022 -- China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a leading online education platform in China, with core expertise in English education, announced its unaudited financial results for the third quarter ended September 30, 2021, as well as the fourth quarter and full year ended December 31, 2021.

Full Year 2021 Financial and Operating Highlights

•	Net revenues were RMB2,166.5 million (US$340.0 million), a 5.5% increase from RMB2,054.1 million for the full year 2020.

•	Gross margin was 74.2%, compared with 71.7% for the full year 2020.

•	GAAP net income was RMB105.7 million(US$16.6 million), compared with GAAP net income RMB147.0 million for the full year 2020.

•	Non-GAAP net income[1] was RMB132.7 million (US$20.8million), compared with non-GAAP net income RMB 173.7 million for the full year 2020.

•	Operating cash outflow was RMB676.1 million (US$106.1 million), compared with RMB719.2 million cash inflow for the full year 2020.

Fourth Quarter 2021 Financial and Operating Metrics

•	Net revenues were RMB412.8 million (US$64.8 million), a 22.9% decrease from RMB535.1 million for the fourth quarter of 2020.

•	Gross margin was 78.6%, compared with 72.7% for the fourth quarter of 2020.

•	Net income was RMB52.0million (US$8.2 million), compared with net income of RMB31.8 million for the fourth quarter of 2020.

•	Non-GAAP net income was RMB55.0 million (US$8.6 million), compared with non-GAAP net income of RMB38.6 million for the fourth quarter of 2020.

•	Operating cash outflow was RMB268.6 million (US$42.1 million), compared with RMB188.5 million of operating cash inflow for the fourth quarter of 2020.

•	Cash, cash equivalents, restricted cash, time deposits and short-term investments balance stood at RMB992.6 million (US$155.8 million) as of December 31, 2021.

Third Quarter 2021 Financial and Operating Metrics

•	Net revenues were RMB573.6 million (US$90.0 million), a 6.5% increase from RMB538.5 million for the third quarter of 2020.

•	Gross margin was 73.5%, compared with 72.8% for the third quarter of 2020.

•	Net income was RMB 72.7 million (US$11.4 million), compared with net income of RMB31.6 million for the third quarter of 2020.

•	Non-GAAP net income[1] was RMB78.7 million (US$12.3 million), compared with non-GAAP net income of RMB38.5 million for the third quarter of 2020.

•	Operating cash outflow was RMB376.7 million (US$59.1 million), compared with RMB186.1 million of operating cash inflow for the third quarter of 2020.

•	Cash, cash equivalents, time deposits and short-term investments balance stood at RMB1,265.7 million (US$198.6 million) as of September 30, 2021.

1 For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth in this press release.

Key Financial and Operating Data

	For the three months ended			For the three months ended			For the year ended
	Sep. 30,	Sep. 30,	YoY	Dec. 31,	Dec. 31,	YoY	Dec. 31,	Dec. 31,	YoY
	2020	2021	%	2020	2021	%	2020	2021	%
Net Revenues (in RMB millions)	538.5	573.6	6.5	535.1	412.8	-22.9	2,054.1	2,166.5	5.5
Mainland China business	538.5	572.4	6.3	535.1	408.1	-23.8	2,054.1	2,160.5	5.2
Overseas business	-	1.2	-	-	4.8	-	-	6.0	-
Active students with attended lesson consumption[2] (in thousands)		376.5			299.1			455.9
Active students with general lesson consumption[3] (in thousands)	338.0	406.2	20.2	353.8	363.8	2.8	470.7	483.5	2.7

“In response to the changes in regulations related to After-School Tutoring (“AST”) promulgated by the Chinese government, we have taken measures to restructure our business so that the Company’s 2022 strategy will keenly focus on overseas business. In the fourth quarter, net gross billings of overseas business have reached $2.9 million, representing 222.1% sequential growth,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk.,

“As the overseas business momentum continue to build, we have extended our product offerings to students in more than 50 countries and regions outside Mainland China. We have been able to leverage our strength in high quality teacher resources, interactive curriculum, and advanced technology platform to quickly establish presence in a new market. We will stick with our business model which balances growth with profitability and was proven in Mainland China market. We are excited in exploring opportunities in oversea markets and allow our Filipino teachers to help more students to be able to talk to the world,” concluded Mr. Huang.

2 An “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

3 An “active student with general lesson consumption” for a specified period refers to a student who consumed at least one paid lesson credit, in attendance or due to minimum consumption or expiration,excluding those students who only attended paid live broadcasting lessons or trial lessons.

Third Quarter 2021 Financial Results

Net Revenues

Net revenues for the third quarter of 2021 were RMB573.6 million (US$90.0 million), a 6.5% increase from RMB538.5 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students, partially offset by a decrease in average revenue per active student. The number of active students with general lesson consumption in the third quarter of 2021 was 406,200, a 20.2% increase from 338,000 for the same quarter last year. The number of active students with attended lesson consumption in the third quarter of 2021 was 376,500.

Cost of Revenues

Cost of revenues for the third quarter of 2021 was RMB151.9 million (US$23.8 million), a 3.5% increase from RMB146.7 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to an increased number of paid lessons.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2021 was RMB421.8 million (US$66.2 million), a 7.7% increase from RMB391.8 million for the same quarter last year.

Gross margin for the third quarter of 2021 was 73.5%, compared with 72.8% for the same quarter last year. The increase was mainly attributable to the decrease of the cost per lesson, partially offset by the decrease of the revenue per lesson.

Operating Expenses

Total operating expenses for the third quarter of 2021 were RMB369.3 million (US$58.0 million), a 2.7% decrease from RMB379.6 million for the same quarter last year. The decrease was mainly due to a decrease in sales and marketing expenses and product development expenses, partially offset by an increase of general and administrative expenses and goodwill and intangibles impairment.

Sales and marketing expenses for the third quarter of 2021 were RMB191.9 million (US$30.1 million), a 32.2% decrease from RMB282.8 million for the same quarter last year. The decrease was mainly due to decrease in the number of personnel and lower marketing and branding expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the third quarter of 2021 were RMB191.0 million (US$30.0 million), a 31.9% decrease from RMB280.6 million for the same quarter last year.

Product development expenses for the third quarter of 2021 were RMB40.7 million (US$6.4 million), a 6.9% decrease from RMB43.8 million for the same quarter last year. The decrease was primarily due to lower product development personnel costs related to decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the third quarter of 2021 were RMB39.3 million (US$6.2 million), a 6.6% decrease from RMB42.1 million for the same quarter last year.

General and administrative expenses for the third quarter of 2021 were RMB104.9 million (US$16.5 million), a 97.9% increase from RMB53.0 million for the same quarter last year. The increase was primarily due to restructuring cost of RMB 51.4 million during the quarter. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the third quarter were RMB101.1 million (US$15.9 million), a 102.3% increase from RMB50.0 million for the same quarter last year. Excluding restructuring cost and share-based compensation expenses, general and administrative expenses for the third quarter would have been RMB 49.7 million (US$7.8 million), a 0.6% decrease from RMB50.0 million for the same quarter last year.

Goodwill and intangibles impairment for the third quarter of 2021 was RMB31.8 million (US$4.9 million), compared with nil for the same quarter last year. The goodwill and intangible impairment was mainly due to the decline of fair value related to the intangible assets and goodwill in connection with the acquisition of 91waijiao.com completed in January 2015, assets acquisition of GKid completed in December 2020, and business combination of Kaola Reading completed in the second quarter of 2021. Considering recent regulatory policies on further alleviating the burden of homework and after-school tutoring for students and the changes in operating environment, the Company recognized impairment losses of the intangible assets and goodwill in the third quarter of 2021.

Other income

The exemption for the value added tax (VAT) of consumer services has been stopped as of March 31, 2021. This exemption, which covers a wide range of consumer services, was part of the Chinese government’s effort to ease the burden of businesses affected by the COVID-19 pandemic. The income obtained by taxpayers from providing essential services shall be exempted from VAT. The favorable impact of such COVID-19 relief policies was nil and RMB7.6 million in the third quarter of 2021 and 2020 respectively.

On September 30, 2019, the Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, taxpayers engaging in the provision of essential services are allowed to deduct an extra 15% of the deductible input value-added tax for the current period from the payable value-added tax. The impact of the policy of additional value-added tax credit for the income generated by the essential services provided by enterprises was RMB6.0 million and RMB1.7 million in the third quarter of 2021 and 2020 respectively.

Income from Operations

Operating income for the third quarter of 2021 was RMB58.4 million (US$9.2 million), compared with operating income of RMB21.4 million for the same quarter last year. Operating margin for the third quarter was 10.2%, compared with operating margin of 4.0% for the same quarter last year. Non-GAAP operating income for the third quarter of 2021 was RMB64.4 million (US$10.1million), compared with non-GAAP operating income of RMB28.3 million for the same quarter last year. Non-GAAP operating margin for the third quarter was 11.2%, compared with non-GAAP operating margin of 5.3% for the same quarter last year.

Net income

Net income for the third quarter of 2021 was RMB72.7 million (US$11.4 million), compared with net income of RMB31.6 million for the same quarter last year. Net margin for the third quarter was 12.7%, compared with net margin of 5.9% for the same quarter last year.

Non-GAAP net income for the third quarter of 2021 was RMB78.7 million (US$12.3 million), compared with non-GAAP net income of RMB38.5 million for the same quarter last year. Non-GAAP net margin for the third quarter was 13.7%, compared with non-GAAP net margin of 7.1% for the same quarter last year.

Interest income for the third quarter of 2021 was negative RMB7.0 million, due to RMB15.0 million reversal of interest income accrual from the time-deposits early withdraw, partially offset by interest income of RMB8.0 million.

Income tax benefits for the third quarter of 2021 was RMB20.5 million.

Basic net income per share attributable to ordinary shareholders for the third quarter of 2021 was RMB0.22 (US$0.03), compared with basic net income per share of RMB0.10 for the same quarter last year. Diluted net income per share attributable to ordinary shareholders for the third quarter of 2021 was RMB0.21 (US$0.03), compared with diluted net income per share of RMB0.09 for the same quarter last year.

Non-GAAP basic net income per share attributable to ordinary shareholders for the third quarter of 2021 was RMB0.24 (US$0.04), compared with non-GAAP basic net income per share attributable to ordinary shareholders of RMB0.12 for the same quarter last year. Non-GAAP diluted net income per share attributable to ordinary shareholders for the third quarter of 2021 was RMB0.23 (US$0.04), compared with non-GAAP diluted net income per share attributable to ordinary shareholders of RMB0.11 for the same quarter last year.

Basic net income per American depositary share (“ADS”) attributable to ordinary shareholders for the third quarter of 2021 was RMB3.28 (US$0.51), compared with basic net income per ADS of RMB1.46 for the same quarter last year. Diluted net income per ADS attributable to ordinary shareholders for the third quarter of 2021 was RMB3.22 (US$0.51), compared with diluted net income per ADS of RMB1.38 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic net income per ADS attributable to ordinary shareholders for the third quarter of 2021 was RMB3.56 (US$0.56), compared with non-GAAP basic net income per ADS attributable to ordinary shareholders of RMB1.78 for the same quarter last year. Non-GAAP diluted net income per ADS attributable to ordinary shareholders for the third quarter of 2021 was RMB3.49 (US$0.55), compared with non-GAAP diluted net income per ADS attributable to ordinary shareholders of RMB1.68 for the same quarter last year.

Balance Sheet

As of September 30, 2021, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB1,265.7 million (US$198.6 million), compared with RMB1,727.7 million as of December 31, 2020. As a part of cash, cash equivalents, time deposits and short-term investments, the Company had non-current time deposits of RMB30.0 million (US$4.7 million), compared with RMB414.0 million as of December 31, 2020.

As of September 30, 2021, the Company has a consolidated net current liability of RMB919.9 million, compared with net current liability of RMB1,400.4 million as of December 31, 2020. The Company had advances from students4 (current and non-current) of RMB2,262.5 million (US$355.0 million) as of September 30, 2021, compared with RMB2,721.0 million as of December 31, 2020.

Fourth Quarter 2021 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2021 were RMB412.8 million (US$64.8 million), a 22.9% decrease from RMB535.1 million for the same quarter last year. The decrease was primarily attributed to a decrease in the number of lessons booked, partially offset by an increase in the number of active students with general lesson consumption. The number of active students with general lesson consumption in the fourth quarter of 2021 was 363,800, a 2.8% increase from 353,800 for the same quarter last year. The number of active students with attended lesson consumption in the fourth quarter of 2021 was 299,100.

Cost of Revenues

Cost of revenues for the fourth quarter of 2021 was RMB 88.3 million (US$13.9 million), a 39.6% decrease from RMB146.1 million for the same quarter last year. The decrease was primarily driven by a decrease in total service fees paid to teachers, mainly due to a decreased number of paid lessons.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2021 was RMB324.5 million (US$50.9 million), a 16.6% decrease from RMB388.9million for the same quarter last year.

Gross margin for the fourth quarter of 2021 was 78.6%, compared with 72.7% for the same quarter last year. The increase was mainly attributable to the decrease of the cost per lesson and the increase of the revenue per lesson.

Operating Expenses

Total operating expenses for the fourth quarter of 2021 were RMB321.2 million (US$50.4 million), a 16.7% decrease from RMB385.7 million for the same quarter last year. The decrease was mainly due to a decrease in sales and marketing expenses and product development expenses, partially offset by an increase in general and administrative expenses.

4 “Advances from students,” which is defined as the amount of obligation to transfer good or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”.

Sales and marketing expenses for the fourth quarter of 2021 were RMB235.8 million (US$37.0 million), a 17.1% decrease from RMB284.5 million for the same quarter last year. The decrease was mainly due to decrease in the number of personnel and lower marketing and branding expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the fourth quarter of 2021 were RMB235.4 million (US$36.9 million), a 16.7% decrease from RMB282.6 million for the same quarter last year.

Product development expenses for the fourth quarter of 2021 were RMB15.3 million (US$2.4 million), a 65.8% decrease from RMB44.6 million for the same quarter last year. The decrease was primarily due to lower product development personnel costs related to decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the fourth quarter of 2021 were RMB15.6 million (US$2.4 million), a 64.1% decrease from RMB43.3 million for the same quarter last year.

General and administrative expenses for the fourth quarter of 2021 were RMB69.7 million (US$10.9 million), a 23.1% increase from RMB56.6 million for the same quarter last year. The increase was primarily due to restructuring cost of RMB 25.8 million during the quarter. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the fourth quarter were RMB66.7 million (US$10.5 million), a 26.0% increase from RMB53.0 million for the same quarter last year. Excluding restructuring cost and share-based compensation expenses, general and administrative expenses for the fourth quarter would have been RMB40.9 million (US$6.4 million), a 22.8% decrease from RMB53.0 million for the same quarter last year.

Goodwill and intangibles impairment for the fourth quarter of 2021 was RMB0.4 million (US$0.1 million), compared with nil for the same quarter last year. The goodwill and intangibles impairment was mainly due to the decline of fair value related to the system for employee performance evaluation. Considering recent regulatory policies on further alleviating the burden of homework and after-school tutoring for students and the changes in operating environment, the Company recognized impairment losses of the intangible assets in the fourth quarter of 2021.

Other income

The exemption for the VAT of consumer services has been stopped as of March 31, 2021. This exemption, which covers a wide range of consumer services, was part of the Chinese government’s effort to ease the burden of businesses affected by the COVID-19 pandemic. The income obtained by taxpayers from providing essential services shall be exempted from VAT. The favorable impact of such COVID-19 relief policies was nil and RMB7.5 million in the fourth quarter of 2021 and 2020 respectively.

On December 31, 2019, the Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, taxpayers engaging in the provision of essential services are allowed to deduct an extra 15% of the deductible input value-added tax for the current period from the payable value-added tax. The impact of the policy of additional value-added tax credit for the income generated by the essential services provided by enterprises was RMB0.6 million and RMB0.3 million in the fourth quarter of 2021 and 2020 respectively.

Income from Operations

Operating income for the fourth quarter of 2021 was RMB3.9 million (US$0.6 million), compared with operating income of RMB11.0 million for the same quarter last year. Operating margin for the fourth quarter was 0.9%, compared with operating margin of 2.1% for the same quarter last year.

Non-GAAP operating income for the fourth quarter of 2021 was RMB6.9 million (US$1.1 million), compared with non-GAAP operating income of RMB17.8 million for the same quarter last year. Non-GAAP operating margin for the fourth quarter was 1.7%, compared with non-GAAP operating margin of 3.3% for the same quarter last year.

Net income

Net income for the fourth quarter of 2021 was RMB52.0 million (US$8.2 million), compared with net income of RMB31.8million for the same quarter last year. Net margin for the fourth quarter was 12.6%, compared with net margin of 5.9% for the same quarter last year.

Non-GAAP net income for the fourth quarter of 2021 was RMB55.0 million (US$8.6 million), compared with non-GAAP net income of RMB38.6 million for the same quarter last year. Non-GAAP net margin for the fourth quarter was 13.3%, compared with non-GAAP net margin of 7.2% for the same quarter last year.

Income tax benefits for the fourth quarter of 2021 was RMB34.7 million.

Basic net income per share attributable to ordinary shareholders for the fourth quarter of 2021 was RMB0.16 (US$0.02), compared with basic net income per share of RMB0.10 for the same quarter last year. Diluted net income per share attributable to ordinary shareholders for the fourth quarter of 2021 was RMB0.15 (US$0.02), compared with diluted net income per share of RMB0.09 for the same quarter last year.

Non-GAAP basic net income per share attributable to ordinary shareholders for the fourth quarter of 2021 was RMB0.17 (US$0.03), compared with non-GAAP basic net income per share attributable to ordinary shareholders of RMB0.12 for the same quarter last year. Non-GAAP diluted net income per share attributable to ordinary shareholders for the fourth quarter of 2021 was RMB0.16 (US$0.03), compared with non-GAAP diluted net income per share attributable to ordinary shareholders of RMB0.11 for the same quarter last year.

Basic net income per ADS attributable to ordinary shareholders for the fourth quarter of 2021 was RMB2.34 (US$0.37), compared with basic net income per ADS of RMB1.48 for the same quarter last year. Diluted net income per ADS attributable to ordinary shareholders for the fourth quarter of 2021 was RMB2.31 (US$0.36), compared with diluted net income per ADS of RMB1.39 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic net income per ADS attributable to ordinary shareholders for the fourth quarter of 2021 was RMB2.48 (US$0.39), compared with non-GAAP basic net income per ADS attributable to ordinary shareholders of RMB1.79 for the same quarter last year. Non-GAAP diluted net income per ADS attributable to ordinary shareholders for the fourth quarter of 2021 was RMB2.45 (US$0.38), compared with non-GAAP diluted net income per ADS attributable to ordinary shareholders of RMB1.68 for the same quarter last year.

Balance Sheet

As of December 31, 2021, the Company had total cash, cash equivalents,restricted cash, time deposits and short-term investments of RMB992.6 million (US$155.8 million)and among which RMB50.6 million of restricted cash, compared with RMB1,727.7 million as of December 31, 2020 with nil of restricted cash. As a part of cash, cash equivalents, time deposits and short-term investments, the Company had non-current time deposits of RMB100.9 million (US$15.8 million), compared with RMB414.0 million as of December 31, 2020.

As of December 31, 2021, the Company has a consolidated net current liability of RMB944.4 million, compared with net current liability of RMB1,400.4 million as of December 31, 2020. The Company had advances from students (current and non-current) of RMB1,767.2 million (US$277.3 million) as of December 31, 2021, compared with RMB2,721.0 million as of December 31, 2020.

Full Year 2021 Financial Results

Net Revenues

Net revenues for 2021 were RMB2,166.5 million (US$340.0 million), a 5.5% increase from RMB2,054.1 million for 2020. The increase was primarily attributed to an increase in the number of active students with general lesson consumption.

Cost of Revenues

Cost of revenues for 2021 was RMB558.0 million (US$87.6 million), a 3.9% decrease from RMB580.4 million for 2020. The decrease was primarily driven by a decrease in total service fees paid to teachers, mainly due to the decrease of cost per lesson driven from cost control.

Gross Profit and Gross Margin

Gross profit for 2021 was RMB1,608.6 million (US$252.4 million), a 9.2% increase from RMB1,473.7 million for 2020.

Gross margin for 2021 was 74.2%, compared with 71.7% for 2020.

Operating Expenses

Total operating expenses for 2021 were RMB1,597.4 million (US$250.7 million), a 13.1% increase from RMB1,412.7 million for 2020. The increase was mainly the result of the increases in sales and marketing expenses, general and administrative expenses, product development expenses and goodwill and intangibles impairment.

Sales and marketing expenses for 2021 were RMB1,062.5 million (US$166.7 million), a 2.6% increase from RMB1,035.6 million for 2020. The increase was mainly due to increase in the sales and marketing personnel costs. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for 2021 were RMB1,056.3 million (US$165.8 million), a 2.9% decrease from RMB1,026.8 million for 2020.

Product development expenses for 2021 were RMB178.8 million (US$28.1 million), a 9.8% increase from RMB162.8 million for 2020. Excluding share-based compensation expenses, non-GAAP product development expenses for 2021 were RMB174.3 million (US$27.4 million), a 10.1% increase from RMB158.4 million for 2020.

General and administrative expenses for 2021 were RMB324.0 million (US$50.8 million), a 51.2% increase from RMB214.2 million for 2020. The increase was primarily due to restructuring cost of RMB85.9 million during the year. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for 2021 were RMB307.5 million (US$48.3 million), a 53.2% increase from RMB200.8 million for 2020. Excluding restructuring cost and share-based compensation expenses, general and administrative expenses for 2021 would have been RMB221.6 million (US$34.8 million), a 10.4% decrease from RMB200.8 million for 2020.

Goodwill and intangibles impairment for 2021 was RMB32.2 million (US$5.0 million), compared with nil for the same quarter last year. The goodwill and intangibles impairment was mainly due to the decline of fair value related to the acquisition of 91waijiao.com completed in January 2015, the assets acquisition of GKid completed in December 2020, the acquisition of Kaola Reading completed in the second quarter of 2021, and the system for employee performance evaluation. Considering recent regulatory policies on further alleviating the burden of homework and after-school tutoring for students and the changes in operating environment, the company recognized impairment losses of the intangible assets in 2021.

Other income

As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the State Taxation Administration (STA) exempted a wide range of consumer services from VAT from January 2020. The income obtained by taxpayers from providing essential services shall be exempted from VAT. The favorable impact of coronavirus relief policies was RMB10.7 million and RMB32.3 million in 2021 and 2020, respectively.

On September 30, 2019, Ministry of Finance and the State Taxation Administration announced that from October 1,2019 to December 31, 2021, the taxpayers engaging in the provision of essential services are allowed to deduct an extra 15% of the deductible input tax for the current period from the payable tax. The impact of the policy of additional value-added tax credit for the income generated by the essential services provided by enterprises was RMB12.5 million and RMB11.1 million in 2021 and 2020, respectively.

Income from Operations

Operating income for 2021 was RMB34.4 million (US$5.4 million), compared with RMB104.4 million for 2020. Operating margin for 2021 was 1.6%, compared with operating margin of 5.1% for 2020.

Non-GAAP operating income for 2021 was RMB61.4 million (US$9.6 million), compared with RMB131.2 million for 2020. Non-GAAP operating margin for 2021 was 2.8%, compared with non-GAAP operating margin of 6.4% for 2020.

The favorable impact of coronavirus relief policies was RMB10.7 million in 2021. Excluding the favorable impact, operating income and non-GAAP operating income for 2021 would have been RMB23.7 million (US$3.7 million) and RMB50.7 million (US$8.0 million), representing operating margin of 1.1% and 2.3% respectively.

Net income

Net income for 2021 was RMB105.7 million (US$16.6 million), compared with RMB147.0 million for 2020. Net margin for 2021 was 4.9%, compared with net margin of 7.2% for 2020.

Non-GAAP net income for 2021 was RMB132.7 million (US$20.8 million), compared with RMB173.7 million for 2020. Non-GAAP net margin for 2021 was 6.1%, compared with non-GAAP net margin of 8.5% for 2020.

The favorable impact of coronavirus relief policies was RMB10.7 million in 2021. Excluding the favorable impact, net income and non-GAAP net income for 2021 would have been RMB95.0 million (US$14.9 million) and RMB122.0 million (US$19.1 million), representing net margin of 4.4% and 5.6% respectively.

Income tax benefits for the fourth quarter of 2021 was RMB46.1 million.

Basic net income per ADS attributable to ordinary shareholders for 2021 was RMB4.82 (US$0.76), compared with basic net income per ADS of RMB6.90 for 2020. Diluted net income per ADS attributable to ordinary shareholders for 2021 was RMB4.66 (US$0.73), compared with diluted net income per ADS of RMB6.46 for 2020. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic net income per ADS attributable to ordinary shareholders for 2021 was RMB6.06 (US$0.95), compared with non-GAAP basic net income per ADS of RMB8.15 for 2020. Non-GAAP diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders for 2021 was RMB5.86 (US$0.92), compared with non-GAAP diluted net income per ADS of RMB7.63 for 2020. Each ADS represents 15 Class A ordinary shares.

The favorable impact of coronavirus relief policies was RMB10.7 million in 2021. Excluding the favorable impact, basic net income per ADS attributable to ordinary shareholders for 2021 was RMB4.33 (US$0.68) and non-GAAP basic net income ADS attributable to ordinary shareholders for 2021 was RMB5.57 (US$0.87), respectively. Excluding the favorable impact, diluted net income ADS attributable to ordinary shareholders for 2021 was RMB4.19 (US$0.66) and non-GAAP diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders for 2020 was RMB5.38 (US$0.84), respectively.

Outlook

For the first quarter of 2022, the Company currently expects net gross billings of oversea business to be between $4.4 million and $4.6 million,representing sequential growth of 51.7 % to 58.6%

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

In addition, the Company’s future operational and financial performance depends on the future development of the implementation of the Opinion and the success of the Company’s business adjustment plans, which is subject to inherent uncertainties at this time.

Conference Call

The Company’s management will host an earnings conference call at 8:30 AM U.S. Eastern Time on March 24, 2022 (8:30 PM Beijing/Hong Kong time on March 24, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-800-239-9838
International:	1-323-794-2551
Mainland China:	400-120-9101
Hong Kong (toll free):	800-961-105
Hong Kong:	852-3008-1527

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until December3, 2021, by dialing the following telephone numbers:

United States (toll free):	1-888-203-1112
International:	1-719-457-0820
Replay Access Code:	8412792

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, and non-GAAP net income attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the rate in effect as of December 31, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

ir@51talk.com

CHINA ONLINE EDUCATION GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	Dec. 31,	Sep.30,	Dec. 31,	Dec. 31,
	2020	2021	2021	2021
	RMB	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	326,647	412,462	214,732	33,696
Restricted cash	-	-	50,550	7,932
Time deposits	477,408	212,436	48,437	7,601
Short-term investments	509,636	610,843	577,970	90,696
Inventory	1,935	1,656	1,080	169
Prepaid expenses and other current assets	302,057	295,309	72,450	11,369
Total current assets	1,617,683	1,532,706	965,219	151,463

Non-current assets
Property and equipment, net	21,175	28,973	17,017	2,670
Intangible assets, net	20,302	12,187	11,211	1,759
Goodwill	4,223	-	-	-
Right-of-use assets	98,001	57,312	36,907	5,792
Time deposits	414,000	30,000	100,868	15,828
Deferred tax assets	10,268	23,694	56,868	8,924
Other non-current assets	23,896	17,572	5,496	862
Total non-current assets	591,865	169,738	228,367	35,835

Total assets	2,209,548	1,702,444	1,193,586	187,298

LIABILITIES
AND SHAREHOLDERS’ DEFICIT
Current liabilities
Advances from students	2,718,776	2,261,052	1,766,032	277,129
Accrued expenses and other current liabilities	237,101	139,860	96,205	15,097
Lease liability	42,949	25,680	19,400	3,044
Taxes payable	19,288	26,001	28,027	4,398
Total current liabilities	3,018,114	2,452,593	1,909,664	299,668

Non-current liabilities
Advances from students	2,270	1,438	1,126	177
Lease liability	53,594	33,894	19,340	3,035
Other non-current liabilities	2,508	2,723	1,547	243
Total non-current liabilities	58,372	38,055	22,013	3,455

Total liabilities	3,076,486	2,490,648	1,931,677	303,123

Total shareholders’ deficit	(866,938)	(788,204)	(738,091)	(115,825)

Total liabilities and shareholders’ deficit	2,209,548	1,702,444	1,193,586	187,298

CHINA ONLINE EDUCATION GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands except for number of shares and per share data)

	For the three months ended				For the year ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	535,074	573,621	412,773	64,773	2,054,095	2,166,549	339,979
Cost of revenues	(146,134)	(151,852)	(88,276)	(13,852)	(580,417)	(557,974)	(87,558)
Gross profit	388,940	421,769	324,497	50,921	1,473,678	1,608,575	252,421
Operating expenses
Sales and marketing expenses	(284,493)	(191,909)	(235,838)	(37,008)	(1,035,620)	(1,062,523)	(166,733)
Product development expenses	(44,577)	(40,735)	(15,260)	(2,395)	(162,829)	(178,750)	(28,050)
General and administrative expenses	(56,626)	(104,907)	(69,681)	(10,934)	(214,224)	(323,968)	(50,838)
Goodwill and intangibles impairment	-	(31,780)	(396)	(62)	-	(32,176)	(5,049)
Total operating expenses	(385,696)	(369,331)	(321,175)	(50,399)	(1,412,673)	(1,597,417)	(250,670)
Other income	7,766	5,962	552	87	43,414	23,223	3,644
Income from operations	11,010	58,400	3,874	609	104,419	34,381	5,395
Interest income	11,711	(6,972)	5,735	900	38,508	21,120	3,314
Interest expense and other expenses, net	193	785	7,683	1,206	(66)	4,014	630
Income before income tax expenses	22,914	52,213	17,292	2,715	142,861	59,515	9,339
Income tax benefits	8,905	20,452	34,691	5,444	4,101	46,139	7,240
Net income attributable to ordinary shareholders	31,819	72,665	51,983	8,159	146,962	105,654	16,579

Weighted average number of ordinary shares used in computing basic income per share	323,458,483	331,843,733	332,760,727	332,760,727	319,553,690	328,484,502	328,484,502

Weighted average number of ordinary shares used in computing diluted income per share	344,354,904	338,390,638	337,351,518	337,351,518	341,503,118	339,937,677	339,937,677

CHINA ONLINE EDUCATION GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands except for number of shares and per share data)

	For the three months ended				For the year ended
	Dec. 31,	Sep.30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per share attributable to ordinary shareholders
Basic	0.10	0.22	0.16	0.02	0.46	0.32	0.05
Diluted	0.09	0.21	0.15	0.02	0.43	0.31	0.05
Net income per ADS attributable to ordinary shareholders
Basic	1.48	3.28	2.34	0.37	6.90	4.82	0.76
Diluted	1.39	3.22	2.31	0.36	6.46	4.66	0.73
Comprehensive income:
Net income	31,819	72,665	51,983	8,159	146,962	105,654	16,579
Other comprehensive income
Foreign currency translation adjustments	(14,319)	(290)	(4,921)	(772)	(21,087)	(9,203)	(1,444)
Total comprehensive income	17,500	72,375	47,062	7,387	125,875	96,451	15,135

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(1,875)	(872)	(394)	(62)	(8,835)	(6,186)	(971)
Product development expenses	(1,281)	(1,399)	298	47	(4,477)	(4,434)	(696)
General and administrative expenses	(3,636)	(3,759)	(2,933)	(460)	(13,422)	(16,430)	(2,578)

CHINA ONLINE EDUCATION GROUP
Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures
(In thousands except for number of shares and per share data)

	For the three months ended				For the year ended
	Dec. 31,	Sep.30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses	(284,493)	(191,909)	(235,838)	(37,008)	(1,035,620)	(1,062,523)	(166,733)
Less: Share-based compensation expenses	(1,875)	(872)	(394)	(62)	(8,835)	(6,186)	(971)
Non-GAAP sales and marketing expenses	(282,618)	(191,037)	(235,444)	(36,946)	(1,026,785)	(1,056,337)	(165,762)

Product development expenses	(44,577)	(40,735)	(15,260)	(2,395)	(162,829)	(178,750)	(28,050)
Less: Share-based compensation expenses	(1,281)	(1,399)	298	47	(4,477)	(4,434)	(696)
Non-GAAP product development expenses	(43,296)	(39,336)	(15,558)	(2,442)	(158,352)	(174,316)	(27,354)

General and administrative expenses	(56,626)	(104,907)	(69,681)	(10,934)	(214,224)	(323,968)	(50,838)
Less: Share-based compensation expenses	(3,636)	(3,759)	(2,933)	(460)	(13,422)	(16,430)	(2,578)
Non-GAAP general and administrative expenses	(52,990)	(101,148)	(66,748)	(10,474)	(200,802)	(307,538)	(48,260)

Goodwill and intangibles impairment	-	(31,780)	(396)	(62)	-	(32,176)	(5,049)
Less: Share-based compensation expenses	-	-	-	-	-	-
Non-GAAP goodwill and intangibles impairment	-	(31,780)	(396)	(62)	-	(32,176)	(5,049)

Operating expenses	(385,696)	(369,331)	(321,175)	(50,399)	(1,412,673)	(1,597,417)	(250,670)
Less: Share-based compensation expenses	(6,792)	(6,030)	(3,029)	(475)	(26,734)	(27,050)	(4,245)
Non-GAAP operating expenses	(378,904)	(363,301)	(318,146)	(49,924)	(1,385,939)	(1,570,367)	(246,425)

Income from operations	11,010	58,400	3,874	609	104,419	34,381	5,395
Less: Share-based compensation expenses	(6,792)	(6,030)	(3,029)	(475)	(26,734)	(27,050)	(4,245)
Non-GAAP income from operations	17,802	64,430	6,903	1,084	131,153	61,431	9,640

CHINA ONLINE EDUCATION GROUP
Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures
(In thousands except for number of shares and per share data)

	For the three months ended				For the year ended
	Dec. 31,	Sep.30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income tax benefits	8,905	20,452	34,691	5,444	4,101	46,139	7,240
Less: Tax impact of Share-based compensation expenses	-	-	-	-	-	-	-
Non-GAAP income tax benefits	8,905	20,452	34,691	5,444	4,101	46,139	7,240

Net income attributable to ordinary shareholders	31,819	72,665	51,983	8,159	146,962	105,654	16,579
Add back: Share-based compensation expenses, net of tax	6,792	6,030	3,029	475	26,734	27,050	4,245
Non-GAAP net income attributable to ordinary shareholders	38,611	78,695	55,012	8,634	173,696	132,704	20,824

Weighted average number of ordinary shares used in computing basic income per share	323,458,483	331,843,733	332,760,727	332,760,727	319,553,690	328,484,502	328,484,502

Weighted average number of ordinary shares used in computing diluted income per share	344,354,904	338,390,638	337,351,518	337,351,518	341,503,118	339,937,677	339,937,677

Non-GAAP net income per share attributable to ordinary shareholders
basic	0.12	0.24	0.17	0.03	0.54	0.40	0.06
diluted	0.11	0.23	0.16	0.03	0.51	0.39	0.06

Non-GAAP net income per ADS attributable to ordinary shareholders
basic	1.79	3.56	2.48	0.39	8.15	6.06	0.95
diluted	1.68	3.49	2.45	0.38	7.63	5.86	0.92